UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

Act Exchange Act of 1934
Section
Rule 13e-3
Public Availability April 18, 2005

April 18, 2005

<u>**Via Facsimile and U.S. Mail**</u>

David I. Gottlieb, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

**Re: Proposed Combination of Equant N.V. and France Telecom S.A.
File Number 5-55831**

Dear Mr. Gottlieb:

We are responding to your letter dated April 18, 2005 to Brian V. Breheny and Pamela Carmody, as supplemented by telephone conversations with the staff of the division of Corporation Finance, with regard to your request for no-action relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as defined in your letter.

Based on the representations in your April 18, 2005 letter, as supplemented by telephone conversations with the staff, but without necessarily concurring in your analysis, the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend that the Commission take enforcement action if the Combination is consummated as described in your letter without compliance with the requirements of Rule 13e-3 under the Securities Exchange Act of 1934 (the "Exchange Act"). In granting this relief, we considered the following facts, among others:

- The U.S. holders of Equant ordinary shares hold no more than ten percent of Equant's outstanding ordinary shares as determined pursuant to Rule 800(h) under the Securities Act of 1933 (the "Securities Act"), Instruction 2 to paragraph (h)(8) and paragraph (i) of Rule 13e-4 under the Exchange Act and Instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the Exchange Act; and

- Equant and France Telecom will comply with the conditions, to the extent applicable, set forth in Rule 802(a) under the Securities Act, Rule 13e-4(h)(8) and Rule 14d-1(c) under the Exchange Act.

The foregoing no-action position is based solely on the representations and facts presented in your letter dated April 18, 2005, as supplemented by telephone conversations with the Commission staff. The relief is strictly limited to the application of Rule 13e-3 to the Combination. You should discontinue the Combination pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Division of Corporation Finance expresses no view on any other questions that may be raised by the proposed transaction, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

Sincerely,

Brian V. Breheny
Chief, Office of Mergers & Acquisitions
Division of Corporation Finance

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

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Writer's Direct Dial: (212) 225-2654
E-Mail: dgottlieb@cgsh.com

April 18, 2005

BY HAND

Brian V. Breheny, Esq.
Pamela Carmody, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Proposed Combination of Equant N.V. and France Telecom S.A.

Dear Mr. Breheny and Ms. Carmody:

We are writing on behalf of our client, the special committee of independent directors (the "Special Committee") of the Supervisory Board of Equant N.V. ("Equant"), to request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") grant no action relief from the provisions of Rule 13e-3 ("Rule 13e-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the proposed business combination (the "Combination") of Equant and France Telecom S.A. ("France Telecom") described in this letter. Equant is separately represented by Debevoise & Plimpton LLP. This request is also being made on behalf of France Telecom S.A., which is represented by Sullivan & Cromwell LLP. Debevoise & Plimpton and Sullivan & Cromwell have reviewed this letter and concur with its analysis and conclusions.

I. Description of the Companies

A. Equant N.V.

Equant is a corporation organized under the laws of The Netherlands. Equant provides global, integrated and customized communications infrastructure solutions, comprised of data and internet protocol network products and value-added services as well as network integration services. Equant's full-year revenues in 2004 were $2,914 million.

We have been informed that Equant is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act, and files annual reports on Form 20-F and furnishes current reports on Form 6-K and other information with the Commission.

Equant ordinary shares, nominal value €0.01 per share, are listed on the New York Stock Exchange and on the Eurolist of Euronext Paris. As of February 9, 2005, there were 282,926,881 ordinary shares of Equant outstanding. Equant convertible preference shares, nominal value €0.01 per share, are not listed on any stock exchange. Each convertible preference share has the same voting rights as one ordinary share and automatically converts into one new ordinary share on June 29, 2006. As of February 9, 2005, there were 10,000,000 convertible preference shares of Equant outstanding.

B. France Telecom

France Telecom S.A. is a société anonyme organized under the laws of France. France Telecom is one of the world's leading telecommunications carriers, with 124.9 million customers on the five continents and consolidated operating revenues of 47.2 billion euros for the year 2004. Through its major international brands, France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, internet, multimedia, data and broadcast services.

We have been informed that France Telecom is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act, and files annual reports on Form 20-F and furnishes current reports on Form 6-K and other information with the Commission.

France Telecom ordinary shares, nominal value €4.00 per share, are listed on the Eurolist of Euronext Paris, and France Telecom American Depositary Shares ("ADS"), each representing one France Telecom ordinary share, are listed on the New York Stock Exchange.

As of February 9, 2005, according to its Schedule 13D on file with the Commission, France Telecom had the sole power to vote and dispose of 148,567,348 Equant ordinary shares and 10,000,000 Equant convertible preference shares, representing in the aggregate approximately 54.1% of the voting rights in Equant (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares). France Telecom is an "affiliate" of Equant within the meaning of Rule 13e-3 under the Exchange Act.

II. The Combination

Pursuant to a combination agreement dated February 9, 2005 (the "Combination Agreement"), Equant and France Telecom have agreed that France Telecom will purchase from Equant, and Equant will sell to France Telecom, substantially all of Equant's assets in exchange for the assumption by France Telecom of all of Equant's liabilities (other than certain retained liabilities relating to the Combination Agreement) and a cash payment equal to approximately €1.26 billion. As promptly as practicable following the closing of the asset sale, the cash proceeds thereof, net of any applicable withholding taxes, will be distributed as a liquidating distribution to the holders of Equant ordinary shares and convertible preference shares and Equant will subsequently be liquidated and dissolved. This transaction structure is referred to herein as a "synthetic merger."

In connection with the proposed transaction and in accordance with applicable law, Equant ordinary shares will initially be suspended from listing and then delisted from the New York Stock Exchange and Euronext Paris, and subsequently will be deregistered under the Exchange Act. At such time, Equant will cease to be a reporting company under the Exchange Act. The proceeds from the sale of Equant's assets yield an implicit price of €4.30 per Equant ordinary share and convertible preference share. The consummation of the Combination is subject to the approval of the holders of a majority of the outstanding shares of Equant, including France Telecom, represented in person or by proxy at an extraordinary general meeting of Equant shareholders. France Telecom has agreed with Equant to vote its shares (representing approximately 54.1% of Equant's outstanding share capital) in favor of the Combination.

The Combination has been unanimously approved by the Special Committee, as required by Equant's articles of association for certain related party transactions, and has also been approved by Equant's Supervisory and Management Boards. Under the terms of the Combination Agreement, as soon as practicable following the date of the Combination Agreement, Equant is obligated to prepare and, to the extent not exempt under Rule 13e-3, file with the Commission on Schedule 13E-3, a shareholders' circular (the "Shareholders' Circular") and convene a shareholders' meeting for the purpose of approving the Combination Agreement and the Combination, as required by Dutch law. The contents of the Shareholders' Circular are subject to corporate law requirements under Dutch law, but, because Equant is not listed on any stock exchange in The Netherlands, the Shareholders' Circular is not subject to Dutch securities regulations and does not require the approval of the Dutch securities regulatory authority. In addition, although Equant is listed on the Eurolist of Euronext Paris, because Equant is not a French company, and the transaction is not a tender offer, the *Autorité des Marchés Financiers* ("AMF"), the French securities regulator, has acknowledged that it does not have jurisdiction over the Combination. However, based on discussions with the AMF, France Telecom and Equant have furnished a copy of the Shareholders' Circular to the AMF, which is expected informally to review and to comment on the Shareholders' Circular.

We understand that France Telecom decided to structure the Combination as a "synthetic merger," among other reasons, in order to provide an orderly and transparent transfer of complete ownership of Equant's business with reduced risk that the Combination would not be finalized or that the transaction would not be completed promptly. A direct statutory merger between France Telecom and Equant was not possible as a matter of applicable Dutch law. France Telecom considered a tender offer as an alternative to a synthetic merger. However, after consultation with its financial and legal advisers, France Telecom determined that a tender offer structure was not in the interest of France Telecom or its shareholders or of Equant or its stakeholders, including its unaffiliated shareholders, and rejected such a structure. In particular, France Telecom determined that a tender offer would have involved uncertainty as to whether 100% ownership of the Equant business could be achieved because (i) a mandatory "squeeze-out" under applicable Dutch law requires ownership by the initiating party of a minimum of 95% of the outstanding issued share capital and (ii) a synthetic merger, which could be implemented following a tender offer as an alternative to a mandatory "squeeze-out" under Dutch law, would still require, among other things, the agreement of Equant's Management and Supervisory Boards, including the unanimous approval of the independent directors of the Equant Supervisory Board. Furthermore, we understand France Telecom determined that a tender offer structure would have significantly delayed France Telecom's acquisition of 100% of Equant's business, compared to proceeding directly with a synthetic merger, because the tender offer would have to be followed by either the lengthy judicial process of a mandatory "squeeze-out" under applicable Dutch law or by a synthetic merger. We understand that the uncertainty and delay involved in alternative structures would be inconsistent with France Telecom's objectives to initiate the integration of Equant and start realizing the expected related benefits as soon as practicable and to protect Equant's business, which faced very significant challenges on a stand-alone basis from loss of clients, employees and value. Finally, as the Staff well knows, it has become the practice in many U.S. public transactions to rely on statutory mergers as opposed to tender offers in light of the uncertainties in interpretation of Rule 14d-10 under the Exchange Act. A synthetic merger accomplishes the same result.

III. Discussion of Issues

A. Definition of Rule 13e-3 Transaction

Rule 13e-3 under the Exchange Act requires, among other items, that an issuer or affiliate engaging in a Rule 13e-3 transaction file with the Commission (1) a Schedule 13E-3, including all exhibits, (2) amendments to the Schedule 13E-3 reporting promptly any material changes in the information set forth in the schedule previously filed and (3) a final amendment to Schedule 13E-3 reporting promptly the results of the Rule 13e-3 transaction.

Rule 13e-3(a)(3) defines a "Rule 13e-3 transaction" to include (A) a purchase of any equity security by the issuer of such security or by an affiliate of such issuer; (B) a tender offer for any equity security made by the issuer of such security or by an affiliate of such issuer; or (C) a solicitation subject to Regulation 14A under the Exchange Act of any proxy of any equity security holder by the issuer of such security or by an affiliate of such issuer, in connection with a merger, consolidation or similar transaction. Because (i) the Combination has not been structured as a tender offer and (ii) the solicitation of proxies by Equant and France

Telecom in connection with the Combination is not subject to Regulation 14A because Equant is a foreign private issuer, neither clause (B) nor clause (C) of the definition of Rule 13e-3 transaction would apply to the Combination. We understand, however, that the Staff would consider the Combination as a "purchase of equity securities" within the meaning of clause (A) of the definition of Rule 13e-3 transaction as a result of France Telecom's indirect purchase of the assets and liquidation of Equant. See, e.g., Exchange Act Release No. 16075 (August 9, 1979) (suggesting that an asset sale followed by a second step distribution of the proceeds thereof to the shareholders of the seller would be a "Rule 13e-3 transaction"). As a result, absent the requested relief, we understand that the Staff would regard the Combination as subject to the provisions of Rule 13e-3 under the Exchange Act.

B. Request for No Action Relief from Rule 13e-3 under the Exchange Act

Equant and France Telecom are requesting that the Staff confirm that it will not take action if they do not comply with the requirements of Rule 13e-3 in connection with the Combination based on "cross-border" exemptions available under SEC rules applicable to transactions similar to the Combination. Rule 13e-3(g)(6) provides that Rule 13e-3 shall not apply to any tender offer or business combination made in compliance with Rule 802 ("Rule 802") under the Securities Act of 1933, as amended (the "Securities Act"), or Rules 13e-4(h)(8) ("Rule 13e-4(h)(8)") or 14d-1(c) ("Rule 14d-1(c)") under the Exchange Act. This exemption, however, would not, on its face, be available for a transaction, such as the Combination, which meets the other requirements of the exemption but is structured neither as a tender offer (which could be exempt under Rule 13e-4(h)(8) or Rule 14d-1(c) regardless of the form of consideration used), nor as a statutory merger or other form of business combination for consideration including securities (which could be exempt under Rule 802).[1] Equant and France Telecom are applying for such no action relief subject to the conditions that (i) U.S. holders of Equant capital stock hold no more than 10 percent of Equant's outstanding ordinary shares (as determined pursuant to Rule 800(h) under the Securities Act, Instruction 2 to paragraph (h)(8) and paragraph (i) of Rule 13e-4 under the Exchange Act and Instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the Exchange Act) and (ii) Equant and France Telecom otherwise comply, to the extent applicable, with the conditions set forth in such Rules.

Rule 802 provides an exemption from the registration requirements of Section 5 of the Securities Act for any exchange offer for the securities of, or business combination involving, a foreign private issuer if (a) U.S. ownership of the target company is 10 percent or less of the total ownership (excluding from such calculation greater-than-10 percent U.S. and non-U.S. shareholders), (b) the issuer permits U.S. holders to participate in the exchange offer or business combination on terms at least as favorable as those offered any other holder of the subject securities, subject to certain exceptions, (c) the issuer meets certain information requirements with respect to the offer and (d) the cover page of any informational document published or disseminated to U.S. holders contains a specific legend.

[1] We note that this exemption also would be unavailable for an all-cash merger subject to Rule 13e-3.

Similarly, Rules 13e-4(h)(8) and 14d-1(c) provide an exemption from Rules 13e-4 and 14d-1 under the Exchange Act, as applicable, for any tender offer for the securities of a foreign private issuer if (a) U.S. holders hold 10 percent or less of the class of securities sought in the offer (excluding greater-than-10 percent U.S. and non-U.S. shareholders), (b) the issuer permits U.S. holders to participate in the offer on terms at least as favorable as those offered any other holder of the same class of securities that is subject to the tender offer, subject to certain exceptions, (c) the issuer meets certain information requirements with respect to the offer and (d) the issuer of the securities that are the subject of the tender offer is not an investment company registered or required to be registered under the Investment Company Act of 1940.

If the Staff grants no action relief to Equant and France Telecom from complying with the provisions of Rule 13e-3, Equant and France Telecom will comply, to the extent relevant, with the conditions of Rules 802, 13e-4(h)(8) and 14d-1(c) as if such Rules applied to the Combination. In particular, as discussed in more detail in Section IV below, U.S. holders of Equant's outstanding ordinary shares hold no more than 10 percent of such shares (as determined pursuant to Rule 800(h) under the Securities Act, Instruction 2 to paragraph (h)(8) and paragraph (i) of Rule 13e-4 under the Exchange Act and Instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the Exchange Act). In addition, Equant and France Telecom will:

- Permit U.S. shareholders to participate in the Combination on terms at least as favorable as those offered to other shareholders;
- Disseminate the Shareholders' Circular to U.S. shareholders, including any amendments thereto, in English, on a comparable basis to that provided to shareholders in The Netherlands and France; and
- Furnish the Shareholders' Circular, including any amendments thereto, in English, to the Commission on Form 6-K by the first business day after dissemination.

Assuming these conditions have been met, we believe that the structure of the Combination, in particular its structure as a business combination exclusively for cash consideration, should not disqualify it for the availability of "cross-border" relief from Rule 13e-3. Absent the considerations set forth above, the Combination could have been achieved through either a tender offer (which would have been eligible for an exemption regardless of the form of consideration), or by another form of business combination for consideration including securities (which also would have been eligible for an exemption). Moreover, this set of circumstances may not have been contemplated by the Commission at the time it proposed and adopted the cross-border tender offer and business combination rules. Thus, we believe that granting equivalent relief in the context of the Combination is consistent in all respects with the policy underlying Rules 802, 13e-4(h)(8) and 14d-1(c) and the extension of the exemptions provided by those Rules to transactions subject to Rule 13e-3 and, assuming compliance with the other conditions set forth in such Rules, would not be subject to abuse.

IV. Calculation of the Percentage of Equant Shares Held by U.S. Holders

Equant has calculated U.S. ownership in accordance with Rule 800(h), Instruction 2 to paragraph (h)(8) and paragraph (i) of Rule 13e-4 and Instruction 2 to paragraphs (c) and (d) of Rule 14d-1. Such Rules require a bidder, in calculating U.S. ownership, to "look through" nominees in (i) the United States; (ii) the jurisdiction of incorporation of the issuer or target (in the case of Equant, The Netherlands); and (iii) if different, the jurisdiction in which the issuer's or target's primary trading market is located (in the case of Equant, France).

Equant maintains shareholders' registers in The Netherlands and New York. The Dutch register lists, in addition to France Telecom or its affiliates, Euroclear France, Equant's sole shareholder in France ("Euroclear"). The New York register lists a small number of individual shareholders and Cede & Co., as nominee for The Depository Trust Company ("DTC"), in the United States. As of February 25, 2005, France Telecom and its affiliates held 148,567,348 Equant ordinary shares. As of that date, a total of 3,652,727 Equant ordinary shares were listed on the New York register. This number of shares is based on information from Equant's shareholders' registers and may not represent the actual number of shares beneficially held by U.S. persons. Pursuant to the articles of association of Equant, only the holders of record of registered shares are required to identify themselves to the company.

In order to assist it in determining whether U.S. holders of Equant's ordinary shares hold no more than 10 percent of such shares, Equant hired Thomson Financial Services Limited ("Thomson") to conduct a share investigation. Thomson conducts share investigations in the United States and abroad in a wide range of circumstances and is experienced in such investigations. Thomson has informed Equant that in conducting its investigation it followed the procedures set forth below, based on the instructions provided by Equant (and agreed by France Telecom) prior to the launch of the investigation.

Initially, Thomson obtained from Euroclear and DTC a list of holders, which includes nominee holders. In France, in order to obtain such a list, Equant made a special request of Euroclear for a report known as a TPI report.

In order to initiate the TPI report, Equant was required to make a request to Euroclear five trading days prior to the record date for the investigation, called the reference date. Equant was able to collect the information from Euroclear on the 12th trading day following the reference date, which is the earliest date on which such information was available from Euroclear. Equant made its initial request to Euroclear on February 18, 2005. The reference date was February 25, 2005. Equant received the TPI report on March 15, 2005. Equant requested a participant list as of February 25, 2005 from DTC.

Equant chose February 25, 2005 as the reference date for the TPI report based on its expectation that it would likely begin soliciting proxies no later than the week of April 18, 2005. There are 52 calendar days between February 25, 2005 and April 18, 2005. Although Rule 800(h), Instruction 2 to paragraph (h)(8) and paragraph (i) of Rule 13e-4 and Instruction 2 to paragraphs (c) and (d) of Rule 14d-1 require that U.S. ownership be calculated 30 days before the solicitation of a business combination, in light of the delays inherent in obtaining a TPI report and making the necessary inquiries of brokers and other nominee holders in the relevant jurisdictions, as described below, Equant believed that February 25, 2005 represented the nearest practicable date upon which to base the calculation for purposes of the Combination, and that any later date might not allow sufficient time to ensure proper calculation of U.S. ownership as required by such Rules. Equant has no reason to believe that U.S. ownership of its shares would have been materially different if the reference date for the calculation were the 30th day prior to commencing the solicitation.

To the extent known or available from financial intermediaries, the TPI report identifies the ultimate beneficial owner of securities; however, in many cases, the report identifies only the first level of beneficial owners for whom the intermediaries hold securities. Many of these beneficial owners are often themselves nominee holders for other beneficial owners and often do not provide further beneficial ownership information. Only after this information is obtained by the issuer can the issuer, or an agent of the issuer such as Thomson, begin to "look through" the nominee ownership revealed by this survey to determine the beneficial ownership of shares held through Euroclear.

After obtaining the lists of nominee holders, Thomson conducted the required "look-through" analysis to determine the beneficial ownership of shares held by Euroclear and DTC. Thomson conducted the "look-through" analysis by sending informational requests to its contacts at the financial intermediaries in the relevant jurisdictions as well as to certain major financial intermediaries in other jurisdictions. Thomson sent these requests in the three days following the receipt of the lists from Euroclear. The requests were made by fax, phone and e-mail in order to expedite the process. Where necessary, requests were sent by mail. Thomson assumed that all shares held through DTC were beneficially owned by U.S. shareholders.

Thomson completed its shareholder analysis on April 15, 2005. Based on the results of such analysis, the U.S. holders of Equant's shares hold approximately 3.75% of Equant's outstanding ordinary shares (excluding the shares held by France Telecom and its affiliates). Equant currently anticipates that it will begin disseminating the Shareholders' Circular during the week of April 18, 2005, subject to completion of the informal review of the Shareholders' Circular by the AMF.

V. Conclusion

For the reasons set forth above, to the extent that the requirements of Rule 13e-3 apply to the Combination, Equant and France Telecom respectfully request that the Staff grant no action relief from such requirements if Equant and France Telecom comply with the conditions set forth in the relevant rules as described above.

Should you have any questions relating to this no action request, please do not hesitate to contact the undersigned at (212) 225-2654, Paul S. Bird of Debevoise & Plimpton

LLP at (212) 909-6435 or Nikolaos G. Andronikos of Sullivan & Cromwell LLP at (011-33-1) 73 04 58 70.

Very truly yours,

David I. Gottlieb

David I. Gottlieb

cc: Paul M. Dudek,
Securities and Exchange Commission

Irving Yoskowitz,
Chairman of the Special Committee of Independent Directors of Equant N.V.

Michael Berg
Meg Charles,
Equant N.V.

Alexander Lunshof
Jean-Philippe Roulet,
France Telecom

Christopher E. Austin,
Cleary Gottlieb Steen & Hamilton LLP

Paul S. Bird,
Debevoise & Plimpton LLP

Richard C. Morrissey
Nikolaos G. Andronikos,
Sullivan & Cromwell LLP